November 12, 2024

Costamare Bulkers Holdings Limited
Draft Registration Statement on Form 20-F
Confidentially Submitted September 3, 2024
CIK 0002033535

Dear Mr. Timothy S. Levenberg:

We refer to the letter dated September 30, 2024 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Bulkers Holdings Limited (the “Company”), setting forth the comments of the SEC staff (the “Staff”) on the Company’s draft registration statement on Form 20-F (the “Form 20-F”), which was confidentially submitted to the SEC on September 3, 2024.  The Company has today confidentially submitted with the SEC this letter, which sets forth the Company’s responses to the comments contained in the Comment Letter, and the Company’s amended Form 20-F (the “Amended 20-F”).

The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter.  The Staff’s comments are set forth in bold, followed by the Company’s response to those comments.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended 20-F.

Draft Registration Statement on Form 20-F

Cover Page

1.	Please revise your cover page to provide the address of the company’s principal executive offices and the company contact person.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended 20-F to include the address of the Company’s principal executive offices and the Company contact person.

Operating and Financial Review and Prospects, page 86
Results of Operations, page 94

2.
We note that your voyage expenses and charter-in hire expenses, in aggregate represented 91.6% and 11.9% of your 2023 and 2022 revenues, respectively.  Additionally, we note your discussions about the nature of charter uses, services provided and pricing structures of the owned vessels versus the CBI vessels on page 86, and discussions about different profit margins for spot market charters versus long term time charters on pages 89-90.

Please expand your discussions of results of operations to more clearly quantify the changes due to prices, volumes, profit margins or other factors, adding metrics, such as number of operating days and charter rates, as necessary to enhance your discussions.  To the extent the revenues and related expenses differ significantly between owned vessels versus CBI charter vessels, or between voyage charters versus time charters, present the information and discussions on a disaggregated basis to better reflect the economics of your business, and ensure that the reasons for the significant changes are clearly explained. Refer to Form 20-F Items 5. and 5.A.

Response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 90 of the Amended 20-F.

Non-GAAP Financial Measures, page 97

3.
We note that you broadly discuss certain non-GAAP measures though you do not actually disclose any non-GAAP measures.  Revise the filing to remove this disclosure or clarify whether you intend on disclosing any non-GAAP measures in a future amendment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xvii, 90, 95 and 98-100  of the Amended Form 20-F to provide non-GAAP measures.

Credit Facilities, page 99

4.	Please file as exhibits all material contracts, including your existing credit facilities and the new credit facilities. See Instructions as to Exhibits, Form 20-F, including instruction 4.

Response:

The Company expects to enter into agreements for the New Credit Facilities prior to the consummation of the spin-off and the existing credit facilities are expected to be paid off with the proceeds from the New Credit Facilities and terminated prior to the consummation of the spin-off. Therefore, none of the agreements for the Company’s existing credit facilities will constitute material contracts of the Company at the time of the spin-off. The Company confirms that it will file copies of the agreements for its New Credit Facilities that constitute material contracts as exhibits to the Amended 20-F when available.

Directors and Senior Management, page 107

5.	Please revise Mr. Pagratis’s biographical description to disclose his position at Costamare Services.

Response:

In response to the Staff’s comment, the Company has revised Mr. Pagratis’s biographical description on page 111 of the Amended 20-F to disclose his position at Costamare Services.

Major Shareholders, page 111

6.
Expand the disclosure accompanying the table to disclose the familial relationships among the three large shareholders, Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos, and Christos Konstantakopoulos.  We note the references throughout the filing to the Konstantakopoulos family.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure accompanying the table on page 115 of the Amended 20-F to disclose the familial relationships of Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos, and Christos Konstantakopoulos.

Notes to Financial Statements, page F-8

7.
Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-21.  In this regard, we note your disclosure in Note 1 on page F-8 referring to the Owned Dry Bulk Fleet Segment and the CBI dry bulk operating platform for charter-in/out vessels.  As part of your response, tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments.  To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

Response:

The Company reviewed and evaluated the ASC 280-10-50-1 which states that “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.”

Based on the definition in ASC 280-10-50-1 and the Company’s analysis, the Company, as represented by the entities included in the predecessor combined carve-out financial statements, had a single operating segment. This conclusion is based on the fact that, during the historical periods covered by the combined financial statements, the Company’s functional management structure did not enable regular review by a Chief Operating Decision Maker (“CODM”) at the overall Company level. Instead, the entities for which financial information is included in the predecessor combined financial statements, operated as separate business units, each with its own profit and loss responsibility. Kindly note that this contrasts with the structure of Costamare Inc. where the CODM at the Costamare Inc. level regularly reviewed the discrete financial information for both the Owned Dry Bulk Fleet (the “Dry Bulk Fleet”) and the CBI dry bulk operating platform for charter-in/out vessels (“CBI”).

Consequently, we determined that the entities comprising both the Dry Bulk Fleet and CBI, as these are described in Note 1 on page F-8 of the Amended 20-F, could not be considered separate operating segments, as neither meets the second criterion. On this basis and pursuant to ASC 280-10-50-10 provisions, there are no distinct reportable segments to be disclosed.

In addition to the above, and in light of the anticipated spin-off transaction, we have determined that, based on the provisions of ASC 280-10-50-1 and the organization’s future functional structure, the Company will continue to operate as a single identified operating segment. Specifically, the operating results for both the Dry Bulk Fleet and CBI will not be separately identified in regular reporting to the CODM. Accordingly, the Dry Bulk Fleet and CBI will not satisfy the second criterion under ASC 280-10-50-1. Therefore, we have concluded that neither the Dry Bulk Fleet nor CBI can be considered a separate operating segment.

In response to the Staff’s comment, the Company has revised its disclosure in Note 1 on pages F-8 and F-11 of the Amended 20-F to change the name of the “Owned Dry Bulk Fleet Segment” since it is not a separate reportable segment.

*          *          *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Timothy S. Levenberg
Division of Corporation Finance
Office Of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

Copy to:

Mr. Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian
MC 98000 Monaco

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